# Wipro Limited

## CONSOLIDATED AUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2011

(₹. in Millions, except share and per share data, unless otherwise stated)

| | Particulars | Quarter ended September 30, 2011 | Quarter ended September 30, 2010 | Six months ended September 30, 2011 | Six months ended September 30, 2010 | Year ended March 31, 2011 |
|---|---|---|---|---|---|---|
| 1 | Net Income from Sales/Services | 90,945 | 77,305 | 176,586 | 149,670 | 312,987 |
| 2 | Cost of Sales / Services | | | | | |
| | a) (Increase)/Decrease in stock in trade and work in progress | 1,141 | 790 | (38) | 413 | (651) |
| | b) Consumption of raw materials | 3,659 | 3,451 | 8,151 | 6,741 | 14,932 |
| | c) Purchase of traded goods | 9,540 | 8,589 | 20,556 | 16,365 | 34,097 |
| | d) Other expenditure | 48,414 | 38,717 | 92,085 | 74,562 | 152,155 |
| 3 | Gross Profit (1–2) | 28,173 | 25,778 | 55,882 | 51,190 | 105,418 |
| 4 | General and Administrative expenses | 4,436 | 4,157 | 8,729 | 7,978 | 18,048 |
| 5 | Selling and Distribution expenses | 6,338 | 5,580 | 12,474 | 10,855 | 22,347 |
| 6 | Depreciation and amortisation | 2,520 | 1,988 | 4,857 | 3,852 | 8,211 |
| 7 | Operating Profit before interest (3) – (4+5+6) | 14,879 | 14,053 | 29,801 | 28,518 | 57,088 |
| 8 | Interest expense | 1,250 | 467 | 2,020 | 870 | 1,933 |
| 9 | Exceptional Items | – | – | – | – | – |
| 10 | Operating Profit after interest and Exceptional Items (7–8–9) | 13,629 | 13,586 | 27,821 | 27,656 | 55,155 |
| 11 | Other investment income | 2,113 | 1,412 | 4,305 | 2,779 | 6,811 |
| 12 | Profit from Ordinary Activities before tax (10+11) | 15,742 | 14,998 | 32,126 | 30,419 | 62,987 |
| 13 | Tax Expense | 2,841 | 2,183 | 5,958 | 4,518 | 9,718 |
| 14 | Net Profit from Ordinary Activities after tax (12–13) | 12,900 | 12,815 | 26,168 | 25,901 | 52,615 |
| 15 | Minority Interest | 10 | (148) | (36) | (215) | (344) |
| 16 | Share in Earnings of Associates | 99 | 192 | 206 | 349 | 648 |
| 17 | Extraordinary items (net of tax expense) | – | – | – | – | – |
| 18 | Net Profit for the period (14+15+16–17) | 13,009 | 12,869 | 26,338 | 26,035 | 52,977 |
| 19 | Paid up equity share capital (Face value Rs. 2 per share) | 4,915 | 4,904 | 4,915 | 4,904 | 4,908 |
| 20 | Reserves excluding Revaluation Reserves | 247,087 | 209,178 | 247,087 | 209,178 | 233,918 |
| 21 | EARNINGS PER SHARE (EPS) | | | | | |
| | Before extraordinary items (not annualised) | | | | | |
| | Basic (in ₹.) | 5.33 | 5.28 | 10.80 | 10.69 | 21.74 |
| | Diluted (in ₹.) | 5.30 | 5.25 | 10.74 | 10.66 | 21.61 |
| | After extraordinary items (not annualised) | | | | | |
| | Basic (in ₹.) | 5.33 | 5.28 | 10.80 | 10.69 | 21.74 |
| | Diluted (in ₹.) | 5.30 | 5.25 | 10.74 | 10.66 | 21.61 |
| 22 | Public shareholding * | | | | | |
| | Number of shares | 470,111,448 | 464,950,818 | 470,111,448 | 464,950,818 | 467,158,697 |
| | Percentage of holding | 19.13% | 18.96% | 19.13% | 18.96% | 19.05% |
| 23 | Promoters and promoter group shareholding | | | | | |
| | a) Pledged/Encumbered | | | | | |
| | – Number of shares | Nil | Nil | Nil | Nil | Nil |
| | – Percentage of shares (as a % of the total shareholding of promoter and promoter group) | Nil | Nil | Nil | Nil | Nil |
| | – Percentage of shares (as a % of the total share capital of the company) | Nil | Nil | Nil | Nil | Nil |
| | b) Non – encumbered | | | | | |
| | – Number of shares | 1,945,600,369** | 1,945,953,320** | 1,945,600,369** | 1,945,953,320** | 1,945,953,369** |
| | – Percentage of shares (as a % of the total shareholding of promoter and promoter group) | 100% | 100% | 100% | 100% | 100% |
| | – Percentage of shares (as a % of the total share capital of the company) | 79.17% | 79.36% | 79.17% | 79.36% | 79.20% |
| | Details of expenditure | | | | | |
| | Items exceeding 10% of total expenditure | | | | | |
| | Employee Cost | 38,014 | 31,858 | 75,253 | 61,149 | 126,867 |
| | Sub contracting/technical fees | 6,457 | NA*** | 15,189 | NA*** | 28,415 |

* Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depositary Receipt)

** Includes 12,843,333 (March 31, 2011: 12,843,333) equity shares on which Promoter does not have beneficiary interest.

*** Not applicable (NA) as the amount does not exceed 10% threshold

### Status of redressal of Complaints received for the period July 1, 2011 to Sep 30, 2011

| Sl. No. | Nature of the complaint | Nature | Opening balance 01.7.2011 | Complaints received during the quarter | Complaints disposed during the quarter | Unresolved |
|---|---|---|---|---|---|---|
| 1 | Non Receipt of Securities | Complaint | 4 | 6 | 9 | 1 |
| 2 | Non Receipt of Annual Reports | Complaint | – | 16 | 16 | – |
| 3 | Correction / Duplicate/ Revalidation of dividend warrants | Request | – | 102 | 102 | – |
| 4 | SEBI/Stock Exchange Complaints | Complaint | – | – | – | – |
| 5 | Non Receipt of Dividend warrants | Complaint | – | 19 | 19 | – |
| | TOTAL | | 4 | 143 | 146 | 1 |

Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.

1. The audited consolidated financial results were approved by Directors of the Company at its meeting held on October 31, 2011.
2. The above interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations ("IFRS"), as issued by the International Accounting Standards Board ("IASB").
3. The consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:-
   a. Derivative financial instruments;
   b. Available-for-sale financial assets; and
   c. Share based payment transactions.
4. The condensed consolidated interim financial statements incorporate the financial statements of the Parent Company and entities controlled by the Parent Company (its subsidiaries). Control is achieved where a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account.

   All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.
5. The total revenues represent the aggregate revenue and include foreign exchange gains / (losses), net.
6. **Derivatives**

   The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.

   The following table presents the aggregate contracted principal amounts of the Company's derivative contracts outstanding:

(in Million)

| | As at March 31, 2011 | | As at September 30, 2011 | |
|---|---|---|---|---|
| **Designated derivative instruments** | | | | |
| Sell | $ | 901 | $ | 1,041 |
| | £ | 21 | £ | 12 |
| | ¥ | 3,026 | ¥ | 2,250 |
| | € | 2 | € | 5 |
| | AUD | 4 | AUD | 7 |
| | CHF | 6 | CHF | – |
| **Net investment hedges in foreign operations** | | | | |
| Cross-currency swaps | ¥ | 24,511 | ¥ | 24,511 |
| Others | $ | 262 | $ | 262 |
| | € | 40 | € | 40 |
| **Non designated derivative instruments** | | | | |
| Sell | $ | 526 | $ | 384 |
| | £ | 40 | £ | 65 |
| | € | 48 | € | 55 |
| | AUD | 13 | AUD | 40 |
| Buy | $ | 617 | $ | 565 |
| Cross currency swaps | ¥ | 7,000 | ¥ | 7,000 |

7. The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter and six months ended September 30, 2011, which are available on our company website www.wipro.com.
8. **Business combination**

   On April 1, 2011, the Company entered into a definitive agreement to acquire the global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation ("SAIC"). SAIC's global oil and gas practice provides consulting, system integration and outsourcing services to global oil majors with significant domain capabilities in the areas of digital oil field, petro-technical data management and petroleum application services, addressing the upstream segment. The total purchase consideration is ₹ 7,568. The Company believes that the acquisition will further strengthen Wipro's presence in the Energy, Natural Resources and Utilities domain, and have contributed to the recognition of goodwill. The acquisition was completed on June 10, 2011 ("acquisition date"), after receipt of regulatory approvals.
9. **Standalone information (Audited)**

| Particulars | Quarter ended September 30, 2011 | Quarter ended September 30, 2010 | Six months ended September 30, 2011 | Six months ended September 30, 2010 | Year ended March 31, 2011 |
|---|---|---|---|---|---|
| Revenues | 78,048 | 65,569 | 151,161 | 125,392 | 263,407 |
| Profit before Tax | 13,001 | 13,619 | 27,980 | 26,698 | 57,055 |
| Profit after Tax | 10,506 | 11,721 | 21,699 | 22,821 | 48,437 |

10. **Segment Information**

    The Company is currently organized by segments, which includes IT Services (comprising of IT Services and BPO Services), IT Products, Consumer Care and Lighting and 'Others'.

    The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, Operating Segments. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments less all liabilities, excluding loans and borrowings.

    Information on reportable segments is as follows:

**Three months ended September 30, 2010**

| Particulars | IT Services and Products: IT Services | IT Services and Products: IT Products | IT Services and Products: Total | Consumer Care and Lighting | Others | Reconciling Items | Entity Total |
|---|---|---|---|---|---|---|---|
| Revenues | 57,471 | 10,695 | 68,166 | 6,631 | 2,348 | 242 | 77,305 |
| Cost of revenues | (37,659) | (9,586) | (47,245) | (3,659) | (2,125) | (165) | (53,270) |
| Selling and marketing expenses | (3,379) | (333) | (3,702) | (1,867) | (116) | (66) | (5,751) |
| General and administrative expenses | (3,687) | (251) | (3,938) | (399) | (65) | 49 | (4,353) |
| Operating income of segment | 12,746 | 533 | 13,279 | 602 | (56) | (121) | 14,053 |
| Finance expense | | | | | | | (467) |
| Finance and other income | | | | | | | 1,412 |
| Share of profits of equity accounted investees | | | | | | | 192 |
| Profit before tax | | | | | | | 15,190 |
| Income tax expense | | | | | | | (2,183) |
| Profit for the period | | | | | | | 12,997 |
| Depreciation and amortisation expense | | | 1,687 | 114 | 77 | 90 | 1,988 |
| Average capital employed | | | 155,101 | 21,040 | 6,335 | 109,905 | 289,381 |
| Return on capital employed | | | 40% | 16% | 14% | – | 21% |

**Three months ended September 30, 2011**

| Particulars | IT Services and Products: IT Services | IT Services and Products: IT Products | IT Services and Products: Total | Consumer Care and Lighting | Others | Reconciling Items | Entity Total |
|---|---|---|---|---|---|---|---|
| Revenues | 68,294 | 10,208 | 78,502 | 8,002 | 4,510 | 71 | 90,945 |
| Cost of revenues | (41,125) | (8,934) | (50,059) | (6,671) | (4,267) | (2) | (64,579) |
| Selling and marketing expenses | (3,773) | (357) | (4,130) | (2,102) | (144) | (134) | (6,510) |
| General and administrative expenses | (3,756) | (266) | (4,022) | (347) | (58) | (71) | (4,378) |
| Operating income of segment | 13,640 | 651 | 14,291 | 882 | 41 | (136) | 14,879 |
| Finance expense | | | | | | | (1,250) |
| Finance and other income | | | | | | | 2,113 |
| Share of profits of equity accounted investees | | | | | | | 99 |
| Profit before tax | | | | | | | 15,840 |
| Income tax expense | | | | | | | (2,841) |
| Profit for the period | | | | | | | 12,999 |
| Depreciation and amortisation expense | | | 2,181 | 106 | 114 | 119 | 2,520 |
| Average capital employed | | | 166,195 | 22,604 | 10,080 | 115,713 | 314,592 |
| Return on capital employed | | | 34% | 16% | 2% | – | 19% |

**Six months ended September 30, 2010**

| Particulars | IT Services and Products: IT Services | IT Services and Products: IT Products | IT Services and Products: Total | Consumer Care and Lighting | Others | Reconciling Items | Entity Total |
|---|---|---|---|---|---|---|---|
| Revenues | 112,473 | 19,213 | 131,686 | 13,044 | 4,549 | 551 | 149,670 |
| Cost of revenues | (73,884) | (16,968) | (90,852) | (6,954) | (4,613) | (698) | (101,917) |
| Selling and marketing expenses | (6,358) | (640) | (6,998) | (3,813) | (221) | (130) | (11,137) |
| General and administrative expenses | (6,931) | (516) | (7,447) | (575) | (140) | 34 | (8,092) |
| Operating income of segment | 26,318 | 869 | 27,187 | 2,715 | (285) | (181) | 28,518 |
| Finance expense | | | | | | | (870) |
| Finance and other income | | | | | | | 2,779 |
| Share of profits of equity accounted investees | | | | | | | 349 |
| Profit before tax | | | | | | | 30,718 |
| Income tax expense | | | | | | | (4,518) |
| Profit for the period | | | | | | | 26,250 |
| Depreciation and amortisation expense | | | 3,507 | 215 | 190 | 180 | 3,852 |
| Average capital employed | | | 156,888 | 20,638 | 6,871 | 101,036 | 285,383 |
| Return on capital employed | | | 47% | 17% | 16% | – | 22% |